CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F of Platinum Group Metals Ltd. (‘the Company’) of our report dated November 21, 2011 relating to the consolidated balance sheets as of August 31, 2011 and 2010 and related consolidated statements of operations and comprehensive (loss) income, shareholders’ equity, and cash flows for each of the three years ended August 31, 2011 and the effectiveness of the Company’s internal control over financial reporting as of August 31, 2011.

PricewaterhouseCoopers LLP
Chartered Accountants
Vancouver, British Columbia
November 21, 2011